May 19, 2025

Clayton Adams
Chief Executive Officer
CleanCore Solutions, Inc.
5920 S 118th Circle
Omaha, NE 68137

       Re: CleanCore Solutions, Inc.
           Registration Statement on Form S-3
           Filed May 13, 2025
           File No. 333-287241
Dear Clayton Adams:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas O'Leary at 202-551-4451 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Mary Sheridan, Esq.